SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
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SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT
TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.   )1

INTACTA TECHNOLOGIES INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

45811A 10 1

(CUSIP Number)

July 7, 2000

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

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1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 7 Pages

CUSIP No. 45811A 101	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Corsa S.A. Holdings
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 4,000,000
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 4,000,000
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.3%
12	TYPE OF REPORTING PERSON CO

Page 2 of 7 Pages

CUSIP No. 4511A 101	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Arie Halpern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON REPORTING WITH	5	SOLE VOTING POWER 4,100,000 (INCLUDES 100,000 SHARES UNDERLYING CURRENTLY EXERCISABLE OPTIONS)
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 4,100,000 (INCLUDES 100,000 SHARES UNDERLYING CURRENTLY EXERCISABLE OPTIONS)
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,100,000 (INCLUDES 100,000 SHARES UNDERLYING CURRENTLY EXERCISABLE OPTIONS)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.8%
12	TYPE OF REPORTING PERSON IN

Page 3 of 7 Pages

SCHEDULE 13G

Item 1(a). Name of Issuer:

Intacta Technologies Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

945 East Paces Ferry Road
Suite 1445
Atlanta, GA 30326

Item 2(a). Name of Person Filing:

This Schedule 13G is filed on behalf of (i) Corsa S.A. Holdings ("Corsa") and (ii) Arie Halpern ("Halpern") (collectively, Corsa and Halpern are referred to as the "Reporting Persons").

Item 2(b). Address of Principal Business Office or, If None, Residence:

For Corsa:
8 Rue Notre Dame
Grand Duchy, Luxembourg
L-2240
 For Arie Halpern:
Rua Araripina 92
Sao Paulo, Brazil
05603030

Item 2(c). Citizenship:

Corsa is a Luxembourg corporation.
Mr. Halpern is a citizen of Brazil.

Item 2(d). Title of Class of Securities:

Common Stock, par value $.0001 per share.

Item 2(e). CUSIP Number:

45811A 10 1
Page 4 of 7 Pages

Item 3.    Type of Reporting Person:

(a) - (j): Not Applicable

Item 4.    Ownership:

(a) Amount Beneficially Owned:

As of July 7, 2000, Mr. Halpern beneficially owned 4,100,000 shares of Common Stock. The 4,100,000 shares included (i) 4,000,000 shares owned by Corsa and (ii) 100,000 shares of Common Stock issuable upon exercise of options held by Mr. Halpern.

As of July 7, 2000 Corsa directly owned 4,000,000 shares of Common Stock.

(b) Percentage of Class:

Mr. Halpern beneficially owns 22.8% of the Common Stock and Corsa beneficially owns 22.3% of the Common Stock. Calculation of the percentage of beneficial ownership for each of Mr. Halpern and Corsa is based on 17,909,000 shares of the Issuer's Common Stock outstanding on July 7, 2000.

Page 5 of 7 Pages

(c) Number of Shares as to Which Each Such Reporting Person Has:

(i) sole power to vote or direct the vote:

Mr. Halpern: 4,100,000 shares of Common Stock

Corsa: 4,000,000 shares of Common Stock

(ii) shared power to vote or direct the vote:

N/A

(iii) sole power to dispose or direct the disposition

  of:

Mr. Halpern: 4,100,000 shares of Common Stock

Corsa: 4,000,000 shares of Common Stock

(iv)  shared power to dispose or direct the disposition

  of:

N/A

Items 5-9.  Not Applicable.

Item 10.    Certification:

Not Applicable
Page 6 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

 CORSA S.A. HOLDINGS

By: /s/ Arie Halpern
    Name: Arie Halpern
    Title: Director

By: /s/ Arie Halpern
    Arie Halpern
Page 7 of 7 Pages